Exhibit 4.3
     Execution Version
     INVESTOR RIGHTS AGREEMENT (the “Agreement”), dated as of June 25, 2010, by and between Gasco Energy, Inc., a Nevada corporation with headquarters located at 8 Inverness Drive East, Suite 100, Englewood, Colorado 80112 (the “Company”), and CNH CA Master Account, L.P., a Cayman limited partnership (“CNH”), and AQR Absolute Return Master Account, L.P., a Cayman limited partnership (together with CNH, the “Investors”).
     WHEREAS, the Company and each of the Investors are parties to Exchange Agreements, each dated as of June 22, 2010 (together, the “Exchange Agreements”), pursuant to which, among other things, on the Closing Date, the Company and each of the Investors shall exchange the aggregate principal amount of the Company’s 5.50% Convertible Senior Notes due October 5, 2011 (the “2011 Notes”) held by such Investor for (a) the Company’s 5.50% Convertible Senior Notes due October 5, 2015 (the “2015 Notes”) and (b) cash equal to any accrued but unpaid interest due with respect to such Investor’s 2011 Notes up to but not including the Closing Date. Capitalized terms used herein but not defined herein shall have the meanings given to such terms in each of the Exchange Agreements.
     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Company and the Investor hereby agree as follows:
     Section 1.1 Initial Investor Nominee.
          (a) Prior to the Closing, either one of the Investors, on behalf of itself and the other Investor, shall provide to the Company the name of one individual who is not an employee, director, manager, owner or Affiliate of either of the Investors or otherwise affiliated with either of the Investors or any of their respective Affiliates to serve as a member of the Board of Directors of the Company (the “Board of Directors” or “Board”) (an individual meeting such qualifications, an “Investor Nominee”), which Investor Nominee shall be reviewed promptly by the Nominating Committee of the Board (the “Nominating Committee”).
          (b) On the Closing Date, the Company shall cause to be elected or appointed to the Board the Investor Nominee, subject to satisfaction of all legal and national securities exchange governance requirements regarding service as a director of the Company and, if not already received, the approval of the Nominating Committee (which approval shall be withheld only if the Nominating Committee determines in good faith, after consultation with outside legal counsel to the Company, that its fiduciary duties require it to do so). In the event that the Nominating Committee determines in good faith, after consultation with outside legal counsel, that its appointment of a particular Investor Nominee would constitute a breach of its fiduciary duties, or would result in a violation of applicable legal or national securities exchange governance requirements, then on the Closing Date the Board shall appoint another Investor Nominee to the Board of Directors (subject in each case to the provisions of Section 1.1). The Company shall take all actions necessary to ensure that on the Closing Date the Board shall have at least one vacancy to allow such election or appointment.
     Section 1.2 Governance Matters. The Company and each of the Investors agree that during the period (the “Nomination Period”) commencing as of the Closing Date and terminating automatically upon the date on which the Investors collectively cease to beneficially own 20% or more of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) (counting all outstanding 2011 Notes, all outstanding 2015 Notes, and all outstanding shares of Preferred Stock as if such notes and Preferred Stock had converted into Common Stock based on the then applicable conversion rates of such notes and Preferred Stock, as applicable, without regard to the limitations on conversion of (a) the 2015 Notes set forth in Section 10.04 of the Exchanged Indenture or (b) the Preferred Stock set forth in Section 6(b) of the Preferred C of D), the Investors shall together be entitled to designate one Investor Nominee, and the Company shall exercise all authority under applicable Law to cause any slate of directors presented to stockholders for election to the Board to include such Investor Nominee.
     Section 1.3 Procedural Matters. The Company and each of the Investors agree that during the Nomination Period:
          (a) Designation of Slate.
               (i) Any Investor Nominee to be included in a slate of directors pursuant to Section 1.2 shall be designated by either one of the Investors, on behalf of itself and the other Investor, by prior written notice to the Company, subject to the approval of the Nominating Committee (which approval shall be withheld only if the Nominating Committee determines in good faith, after consultation with outside counsel to the Company, that its fiduciary duties require it to do so) and further subject to applicable legal or national securities exchange governance requirements regarding service as a director of the Company. In the event that the Nominating Committee determines in good faith, after consultation with outside legal counsel, that its inclusion in a slate of directors pursuant to Section 1.2 of a particular Investor Nominee would constitute a breach of its fiduciary duties or would result in a violation of applicable legal or national securities exchange governance requirements, then the Board shall include in such slate another Investor Nominee (subject in each case to this Section 1.3(a)(i)).
               (ii) The Company shall exercise all authority under applicable law to cause the number of directors which shall constitute the Board to be sufficient to allow the election or appointment of the Investor Nominee entitled to be nominated to the Board in accordance with Section 1.2.
          (b) Resignations and Replacements. If at any time the Investor Director resigns or is removed in accordance with applicable law and the Company’s by-laws, a new Investor Director may be designated by either one of the Investors, on behalf of itself and the other Investor, and appointed by the Board pursuant to the procedures set forth in this Section 1.3, subject to the approval of the Nominating Committee (which approval shall be withheld only if the Nominating Committee determines in good faith, after consultation with outside legal counsel to the Company, that its fiduciary duties require it to do so) and further subject to applicable legal or national securities exchange governance requirements regarding service as a director of the Company. In the event that the Nominating Committee determines in good faith, after consultation with outside legal counsel, that its appointment of a particular new Investor Director would constitute a breach of its fiduciary duties or would result in a violation of applicable legal or national securities exchange governance requirements, then the Board shall appoint another individual designated for appointment to the Board by either one of the Investors, on behalf of itself and the other Investor (subject in each case to this Section 1.3(b)).

          (c) Solicitation and Voting of Shares.
               (i) The Board of Directors shall recommend that its stockholders vote in favor of an Investor Nominee nominated in accordance with Section 1.2 or Section 1.3(b) and use its commercially reasonable efforts to solicit from the stockholders of the Company eligible to vote for the election of directors proxies in favor of the Investor Nominee nominated in accordance herewith.
               (ii) In any election of directors or at any meeting of the stockholders of the Company called expressly for the purpose of removing any director(s), each of the Investors shall be present for purposes of establishing a quorum if such Investor holds shares of Common Stock entitled to vote at such meeting.
          (d) Director Expenses; Insurance. The Company agrees that the Investor Director shall be entitled to the same rights, privileges and compensation as the other members of the Board in their capacity as such, including with respect to insurance coverage and reimbursement for Board participation and related expenses.
     Section 1.4 Termination of Nomination Period. Either one of the Investors shall promptly notify the Company upon the occurrence of any event or circumstance (but not later than five (5) Business Days after the occurrence thereof) that causes the Investors collectively to cease to beneficially own 20% or more of the outstanding shares of Common Stock (counting all outstanding 2011 Notes, all outstanding 2015 Notes and all outstanding shares of Preferred Stock as if such notes and Preferred Stock had converted into Common Stock based on the then applicable conversion rates of such notes and Preferred Stock, as applicable, without regard to the limitations on conversion of (a) the 2015 Notes set forth in Section 10.04 of the Exchanged Indenture or (b) the Preferred Stock set forth in Section 6(b) of the Preferred C of D).
     Section 2.1 Definitions. For purposes of this Agreement:
          (a) “Investor Director” means an Investor Nominee who is elected or appointed to serve as a member of the Board in accordance with this Agreement.
          (b) “beneficially own,” “beneficially owned,” “beneficial ownership” and “beneficial owner” with respect to any securities means a holder who is deemed to be the beneficial owner, or ownership that is deemed to be beneficial ownership, of such securities under Rule 13d-3 or Rule 13d-5 of the Exchange Act, and shall include such securities beneficially owned by all other Persons with whom a holder would constitute a “group” within the meaning of Section 13(d) of the Exchange Act with respect to such securities.
     Section 2.2 Miscellaneous.
          (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Nevada. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT

TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
          (b) Counterparts. This Agreement and any amendments hereto may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that all parties need not sign the same counterpart. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. At the request of any party each other party shall promptly re-execute an original form of this Agreement or any amendment hereto and deliver the same to the other party. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract, and each party hereto forever waives any such defense.
          (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.
          (d) Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).
          (e) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.
          (f) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.
          (g) Successors and Assigns. This Agreement shall not be assigned by either of the Investors (including without limitation in connection with a transfer or disposition of such

Investor’s 2015 Notes, any shares of Preferred Stock or Common Stock issuable upon conversion thereof) without the prior written consent of the Company.
          (h) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one (1) Business Day after deposit with an overnight courier service, or (iv) if the delivery methods set forth in clauses (i), (ii) and (iii) above are unavailable, upon the reasonable determination of the party making delivery of such notice, consent, waiver or other communication, when another method of delivery that is reasonably likely to result in the delivery of such notice, consent, waiver or other communication to the party meant to receive the same is used, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:
If to the Company:
Gasco Energy, Inc.
8 Inverness Drive East, Suite 100
Englewood, CO 80112
Telephone: (303) 483-0044
Facsimile: (303) 483-0011
Attention: President
with copies (for informational purposes only) to:
Vinson & Elkins LLP
666 Fifth Avenue, 26th Floor
New York, NY 10103-0040
Telephone: 212.237.0251
Facsimile: 917.849.5317
Attention: Caroline Blitzer
and to:
Dill, Dill, Carr, Stonbraker & Hutchings, P.C.
455 Sherman Street, Ste. 300
Denver, CO 80203
Telephone: (303) 282-4105
Facsimile: (303) 777-3823
Attention: Faye Matsukage
     If to an Investor, to such Investor’s address and facsimile number set forth on the Schedule of Investors to each of the Exchange Agreements, with copies to such Investor’s legal representatives as set forth on such Schedule of Investors, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.

Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission, (C) provided by an overnight courier service or (D) given by the recipient of such notice, consent, waiver or other communication or provided by the method of delivery used if the delivery methods in clauses (i), (ii) and (iii) above are unavailable, shall be rebuttable evidence of personal or other service, receipt by facsimile or deposit with an overnight courier service, or other receipt by another method of delivery used in accordance with clause (i), (ii), (iii) or (iv) above, respectively.
          (i) This Agreement supersedes all other prior oral or written agreements between the Investors, the Company, their respective Affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement contains the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor either of the Investors makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and each of the Investors, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.
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     IN WITNESS WHEREOF, the Company and each Investor have caused their respective signature pages to this Agreement to be duly executed as of the date first written above.

COMPANY: GASCO ENERGY, INC.
By:	/s/ W. King Grant
	Name:	W. King Grant
	Title:	President and Chief Financial Officer

INVESTORS: CNH CA MASTER ACCOUNT, L.P.
By:	CNH Partners, LLC, its Investment Manager

By:	/s/ Brendan R. Kalb
	Name:	Brendan R. Kalb
	Title:	Associate General Counsel CNH Partners, LLC

AQR ABSOLUTE RETURN MASTER ACCOUNT, L.P.
By:	AQR Capital Management, LLC, its Investment Manager

By:	/s/ Brendan R. Kalb
	Name:	Brendan R. Kalb
	Title:	Associate General Counsel AQR Capital Management, LLC

[Signature Page to Investor Rights Agreement]